

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2023

Jan Loeb
Executive Chairman
NovelStem International Corp.
2255 Glades Road
Suite 221A
Boca Raton, FL 33431

> **Re: NovelStem International Corp.**
> **Amendment No. 3 to Registration Statement on Form 10-12G**
> **Correspondence Filed April 26, 2023**
> **File No. 000-22908**

Dear Jan Loeb:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Amendment No. 3 to Registration Statement on Form 10-12G

General

1. We note your response to comment 1 of our letter dated March 2, 2023 and reissue in part. Given that your ability to rely on Rule 3a-1 under the Investment Company Act will depend (among other things) on facts and circumstances regarding your control of NewStem, and that you retain significant investment company status risk, please enhance your investment company status risk disclosure to indicate that you intend to rely on Rule 3a-1 under the Investment Company Act and explain the basis for such reliance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Morris DeFeo